United States securities and exchange commission logo





                           October 2, 2020

       Gregory N. Roberts
       Chief Executive Officer
       A-Mark Precious Metals, Inc.
       2121 Rosecrans Avenue, Suite 6300
       El Segundo, CA 90245

                                                        Re: A-Mark Precious
Metals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 25,
2020
                                                            File No. 333-249060

       Dear Mr. Roberts:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Abbe Dienstag